UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

As previously disclosed, on June 23, 2025, a judgement (the “Judgement”) issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022 was filed, whereby it was ordered, amongst others, that:

(i)	TROOPS, Inc. (the “Company”) and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and
(ii)	The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

As further disclosed, on August 20, 2025, the Company received a winding up petition dated July 24, 2025 (the “Petition”), filed by Real Estate and Finance Fund (in Liquidation) (the “Petitioner”) with the Grand Court of the Cayman Islands. The Petitioner sets out in the Petition that the Company is insolvent and unable to pay its debts to the Petitioner as a result of the Judgement, or in the alternative, the winding up of the Company on just and equitable grounds. The hearing of the Petition was originally set to take place on October 9, 2025.

On July 21, 2025, the Company filed a Notice of Appeal, dated July 21, 2025, in respect of the Judgement and a summons dated September 30, 2025 to stay execution of the Judgement pending determination of the appeal (the “HK Stay Application”).

On October 9, 2025, a consent order was granted by the Grand Court of the Cayman Islands, pursuant to which the hearing of the Petition has been ordered to be adjourned until after determination of the HK Stay Application.

On November 24, 2025, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for stay of execution of the judgement on May 8, 2026.

On December 24, 2025, the High Court of the Hong Kong Special Administrative Region Court of Appeal issued a Notice of Hearing regarding the appeal from the Court of First Instance (Final), noting that the appeal with regards to the action no. HCA 938/2022 will be heard on February 24, 2027, with hearing dates of February 24 to February 26, 2027 being reserved.

On February 12, 2026, the High Court of Hong Kong Special Administrative Region Court of First Instance issued a Notice of Hearing for directions on consequential matters on August 20, 2026.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: March 27, 2026	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer